The MP63 Fund

March 24, 2021

Changes in Registrant’s Certifying Accountant - Sub-Item 77K of Form N-CSR

(i)  At its April 22, 2020 special meeting, the Board and the Independent Directors, with the approval and recommendation of the Audit Committee, selected Cohen & Company, Ltd. (“Cohen”), to replace WithumSmith+Brown, PC (“Withum”), as The MP63 Fund’s (the "Registrant") independent registered public accounting firm for the Funds’ fiscal year ending February 28, 2021. Withum was notified on May 31, 2020 of the termination of client-auditor relationship with the MP63 Fund.

(ii) The report of Withum on the financial statements for the fiscal year ended February 29, 2020 dated April 22, 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) There have been no disagreements between the Registrant and Withum on any matter of accounting principles, financial statement disclosure, or audit scope, which if not resolved to the satisfaction of Withum would have caused it to make reference to the disagreement in its report on the financial statements for such years.

(iv) During the fiscal year ended February 29, 2020 and for the period March 1, 2020 through April 22, 2020, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

(v) The Registrant has requested that Withum furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of such letter is or will be filed, when and if received, as Exhibit Q1 to Sub-Item 77K.

/s/ Vita Nelson, President